UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1

_____________________

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

FIFTH SEASON INTERNATIONAL, INC.
(Exact name of registrant as specified in its corporate charter)

000-53141
(Commission File No.)

Delaware	26-0855681
(State of Incorporation)	(IRS Employer Identification No.)

Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen,
Futian District 518033
People’s Republic of China
(Address of principal executive offices)

(86) 755 83 67 9378

(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
 ___________________________________________________________________________

FIFTH SEASON INTERNATIONAL, INC.
Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen
Futian District 518033
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 11, 2011 to the holders of record at the close of business on March 31, 2011 (the “Record Date”) of the common stock, par value $0.00001 per share (the “Common Stock”), of Fifth Season International, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated March 31, 2011, among the Company, The Fifth Season (Hong Kong) International Group Limited, a Hong Kong company (“Fifth Season HK”) and its shareholders, Mr. Shaoping Lu, Ms. Cheung Chushing and Power Guide Investment Limited, a Hong Kong company (the “Exchange Agreement”). The transactions contemplated by the Exchange Agreement were consummated on March 31, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Fifth Season International, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on October 18, 2010.

On the Record Date, 399,999,847 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of the capital stock of Fifth Season HK, in exchange for 391,543,500 shares of our common stock, par value $0.00001, which constituted 98% of our issued and outstanding capital stock on a fully-diluted basis after the consummation of the transactions contemplated by the Exchange Agreement. After the Closing Date, Fifth Season HK became our subsidiary and the former shareholders of Fifth Season HK became our controlling stockholders.

On the Closing Date, our Board of Directors increased its size from one to four members and appointed Mr. Lianmo Wu, Mr. Xiaolei Xing, and Mr. John Eliasov to fill the vacancies created by such increase. Mr. Wu’s appointment became effective immediately, while the remaining appointments will become effective on the tenth day following our mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Room 22B, Block C, Shimao Plaza, No. 9 Fuhong Road, Shenzhen, Futian District People’s Republic of China 518033.

Name and Address of Beneficial Owner	Before Closing of the Exchange Agreement		After Closing of the Exchange Agreement
	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Lianmo Wu	0	*	249,000,000(3)	62.25%
Shaoping Lu	6,765,078	80.00%	149,308,578(4)	37.33%
Xiaolei Xing	0	*	0	*
Zhumin Zhang	0	*	0	*
John Eliasov+	0	*	0	*
All officers and directors as a group (5 persons named above)	66,430,504	66.26%	135,301,552	99.58%
5% Security Holders
Lianmo Wu	0	*	249,000,000(3)	62.25%
Shaoping Lu	6,765,078	80.00%	149,308,578(4)	37.33%
Cheung Chu Shing	0	*	249,000,000(3)	62.25%
Hualian Song	0	*	68,000,000(5)	17.00%

* Less than 1%
+ Will become a director on the 10th day following our mailing of this Information Statement to our stockholders.

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 8,456,347 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Exchange Agreement (after giving effect to the 1-for-20 reverse stock split which was effected on October 22, 2010) and 399,999,847 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Exchange Agreement (as of the Closing Date).

(3)	Represents shares of our Common Stock held by Ms. Cheung Chushing, our majority shareholder, who is also Mr. Wu’s spouse.

(4)

Includes 81,308,578 shares of Common Stock held directly by Mr. Lu and 68,000,000 shares of common stock held by Power Guide Investments Limited, which is owned and controlled by Ms. Hualian Song, Mr. Lu’s spouse.

(5)

Represents 68,000,000 shares of common stock held by Power Guide Investments Limited. Huilian Song is the sole director of Power Guide Investments Limited and has voting and investment power over securities held by it.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Exchange Agreement, our sole officer and director was Mr. Shaoping Lu. On the Closing Date, our Board of Directors increased its size from one to four members and appointed Mr. Lianmo Wu, Mr. Xiaolei Xing and Mr. John Eliasov to fill the vacancies created by such increase. Mr. Wu’s appointment became effective immediately, while the remaining appointments will become effective on the tenth day following our mailing of this Information Statement to our stockholders.

Directors and Executive Officers

The following sets forth information about our directors and executive officers as of the date of this report:

NAME	AGE	POSITION
Lianmo Wu	38	Chairman of the Board and President
Shaoping Lu	50	Chief Executive Officer and Director
Zhumin Zhang	47	Chief Financial Officer
Xiaolei Xing	42	Chief Operating Officer and Director*
John Eliasov	65	Director*

_________________
* Will become a director on the 10th day following our mailing of the Information Statement to our stockholders.

Mr. Lianmo Wu. Mr. Wu was appointed to serve as our President and Treasurer on October 12, 2010 and was appointed as Chairman of the Board upon closing of the reverse acquisition of Fifth Season HK on March 31, 2011. Mr. Wu has over 17 years of management experience, specializing in marketing, brand management, and capital management. Since February 2007, Mr. Wu has served as the chairman of the board and president of Fifth Season HK, as well as the chairman of its several of its PRC operating subsidiaries. From May 2002 until October 2003, he served as the chief marketing officer of Shanghai Baishi Enterprise Development Co., Ltd. He also served as a chief representative in China for Hualian Foods Co., Ltd. (Taiwan) and as a general manager of Shandong Fuk Foods Co., Ltd., from September 2009 until April 2002. From May 1993 until August 1999, he served as a general manager of Wenzhou New Yihua Group Co., Ltd. Mr. Wu graduated from Wenzhou University with a degree in marketing. Mr. Wu’s extensive management experience, his service as our Chairman since founding our company, and his educational background have led us to the conclusion that he should serve as Chairman and director of our company.

Shaoping Lu. Mr. Lu was appointed to serve as our director and Chief Executive Officer on September 20, 2010. Mr. Lu has over seventeen years of executive management experience and has served since March 2002, as the President and CEO of China Hi-Tech Fund, an investment company, providing investment banking, financial services and direct investment to small to mid-sized Chinese companies. Mr. Lu holds a Bachelor’s of Science Degree from the Central China Normal University, Wuhan, China, a Master’s of Science Degree from the Institute of Applied Mathematics, Chinese Academy of Sciences, Beijing, China and a Doctorate from The City University of New York. Mr. Lu’s extensive investment banking and financial services experience, as well as his educational background, have led us to the conclusion that he should serve as a member of our board of directors.

Ms. Zhumin Zhang. Ms. Zhang was appointed to serve as our Chief Financial Officer on October 12, 2010 and has served Fifth Season HK in the same capacity since September 2009. Prior to that, from January 2009 until August 2009, she served as a Vice Financial Officer of Hangzhou Xixi Investment Development Co., Ltd., a PRC company specializing in real estate development and in the management of tourism projects. From April 2007 until December 2008, she served as the Chief Financial Officer and as a General Manager of Hangzhou Longsheng Thousand Islands Investment Co., Ltd., a real estate development company in Zhejiang, China, and from July 2003 until March 2007, she served as the Chief Financial Officer of Zhejiang Longhill Hotel, engaged in the business of hotels and resorts. Ms. Zhang graduated from Zhejiang University with a Bachelor’s degree in accounting.

Mr. Xiaolei Xing. Mr. Xing was appointed to serve as Chief Operating Officer on October 12, 2010 and has served as an executive director of Fifth Season HK and as an executive general manager of its subsidiary TFS Trade since September 2007. He will become a member of our board of directors on the 10th day following our mailing of the Information Statement to our stockholders. Mr. Xing has extensive experience and resources in various industry sectors and a strong financial background. Since November 2009, he has also served as an executive director of Hangzhou Hengding Plastic and Wood Tools Co., Ltd., a company engaged in the manufacture and export of home hardware, including wooden furniture, tools, and lighting products, and since August 1994, he has also served as a vice general manager of Hangzhou Yinli Lighting Co., Ltd., a company engaged in the manufacture and sales of outdoor lighting products. From September 1987 until February 1992, he worked as a clerk in Hangzhou Qingchun sub-branch of Industrial and Commercial Bank of China. Mr. Xiang received dual Bachelor’s degrees in industrial and electrical automation and finance from Zhejiang University. Mr. Xing’s extensive management experience and his tenure as an executive general manager of TFS Trade since September 2007, as well as his educational background led us to the conclusion that he should serve as a member of our board of directors.

Mr. John Eliasov. Mr. Eliasov will become a member of our board of directors on the 10th day following our mailing of the Information Statement to our stockholders. Mr. Eliasov has been employed as the Co-CEO and Co-Chairman of Hyacinth BioEnergy Limited in which FuturaGene PLC, a biogenetic company traded on the London Stock Exchange’s AIM market (FGN) since 2007. He was originally a 50% shareholder, and later he resigned from the Board selling his shares to FGN in 2009. He has over 20 years of experience in investment banking and consulting, and since 2003, he has focused his investment banking and consulting activities in China, spending most of his time in Shenzhen. He also serves as a director for the following companies: Li-ion Technologies Limited – a Russian company for the purpose of manufacturing Li-ion batteries in Novosibirsk; EGI International Limited – a private Hong Kong based consulting company; EGI Export Generated Industries Limited – a private Israeli consulting company; Binyon Limited – a private Israeli property company; Ambient Projects Limited – a private Hong Kong based agricultural projects company; Shiir Limited – an Israel private property management company; ALOE Trading Inc. – a BVI investment company. Mr. Eliasov is a certified Chartered Accountant, who has obtained his professional qualifications in both South Africa and Israel. He also has undergraduate degrees from the University of Cape Town in South Africa and from the University of London, England. Mr. Eliasov’s investment banking and consulting experience, as well as his educational background, led us to the conclusion that he should serve as a member of our board of directors.

Directors are elected until their successors are duly elected and qualified.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence—Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

Mr. Lianmo Wu, our Chairman, and Ms. Cheung Chushing, our majority shareholder, are husband and wife. In addition, Ms. Zhumin Zhang, our CFO, is Ms. Cheung’s sister and Mr. Wu’s sister-in-law.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Summary of Transactions

The following includes a summary of transactions since the beginning of our 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Executive Compensation"). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On September 20, 2010, the Company entered into and closed a securities purchase agreement between the Company, Belmont Partners, LLC and Shaoping Lu, an accredited investor, pursuant to which, the Company sold an aggregate of 135,301,552 shares of the Company’s common stock par value, $.00001 to Mr. Lu, for an aggregate purchase price of $290,000. Mr. Lu’s appointment as our Chairman and Chief Executive Officer is in connection with the closing of the Purchase Agreement.

  Simultaneously with the closing of the share purchase agreement, the Company repurchased 66,430,504 shares of common stock held by Belmont, for an aggregate purchase price of $290,000, net any outstanding liabilities of the Company as of the closing date, as contemplated by a repurchase agreement, dated September 20, 2010, by and between the Company and Belmont. Joseph Meuse, our Director and former President, is the Managing Member of Belmont and exercises dispositive control over the shares repurchased from them.

  On March 31, 2011, we completed a reverse acquisition transaction through a share exchange with Fifth Season HK and its shareholders, Mr. Shaoping Lu, Ms. Cheung Chushing and Power Guide Investment Limited, whereby we acquired 100% of the issued and outstanding capital stock of Fifth Season HK in exchange for 391,543,500 shares of our common stock, which constituted 98% of our issued and outstanding capital stock on a fully-diluted basis after the consummation of the reverse acquisition. Mr. Lu was also our sole officer and director and our controlling stockholder, as well as a director of Fifth Season HK, at the time of the reverse acquisition.

  The Company has provided guarantees on behalf of Hangzhou Yinli Decorative Lighting Co., Ltd., or Yinli, a company owned and controlled by Lide Zhu, an affiliate of the Company, for Yinli’s bank loans of up to RMB12 million (approximately $1.8 million). The Company has also pledged certain commercial properties as collateral on behalf of Huaren Costume, a company owned and controlled by our President and Chairman, Mr. Lianmo Wu, for a bank loan of up to RMB 36.1 million (approximately $5.5 million). The Company would be obligated to make payments on these loans if Yinli and/or Huaren Costume are unable to meet principal or interest payments when they become due. As of December 31, 2010, the maximum amount payable under such guarantees and pledge were RMB48.1 million (approximately US$7.3 million).

  Yinli is also supplier of our commodities products and for our property improvement projects. We purchased $3.24 million and $11.50 million, respectively, in supplies for our commodity business during the fiscal years ended December 31, 2010 and 2009, and we purchased $0.60 million in supplies in connection with property improvement projects during fiscal year 2010.

  Huaren Costume and Hangzhou Hengding, a company also owned and controlled by Mr. Wu, are customers in our commodities business. During fiscal year 2010, we sold $4.62 million in commodity products to Hangzhou Hengding, and $0.6 million in products to Huaren Costume.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors, gain independent directors and establish board committees, including an audit committee, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

  the risks, costs and benefits to us;

  the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  the terms of the transaction;

  the availability of other sources for comparable services or products; and

  the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Governance Structure and Board Committees

After the Effective Date, the Company will be governed by a Board of Directors that will consist of four members: Mr. Lianmo Wu, Mr. Shaoping Lu, Mr. Xiaolei Xing and Mr. John Eliasov, with Mr. Wu serving as Board Chairman.

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

The Board believes the interests of all stockholders are best served at the present time through a leadership model with a separate Board Chair and CEO. However, the Board retains authority to amend the By-Laws to combine the positions of Board Chair and CEO at any time. The current CEO and Board Chair possess an in-depth knowledge of the Company, its integrated operations, the evolving real estate and commodity sales industry in China, and the array of challenges to be faced, gained through years of combined business and finance experience. The Board believes that these experiences and other insights put them in the best position to provide broad leadership for the Company and the Board, respectively, as they consider strategy and exercise fiduciary responsibilities to stockholders, as the case may be.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Calendar Years Ended December 31, 2010 and 2009

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Total ($)
Shaoping Lu, Chief Executive Officer (1)	2010	0	0
	2009	0	0
	2008	0	0
Joseph Meuse, Former President (1)	2010	0	0
	2009	0	0
	2008	0	0
James A. Ditanna, Former Chief Executive Officer (2)	2010	0	0
	2009	$60,000	$60,000
	2008	$25,000	$25,000
_____________________

(1)

On October 12, 2010, Mr. Lu acquired a controlling interest in the Company, pursuant to a securities purchase agreement between the Company and Mr. Lu, and in connection with that transaction, Mr. Meuse resigned as our President and Mr. Lu became our Chief Executive Officer and sole director, effective immediately.

(2)

Mr. Ditanna resigned as the Company’s President in April 2010, in connection with a change of control resulting from the closing of a securities purchase agreement between the Company and Belmont Partners, LLC, pursuant to which Belmont acquired 66.26% of the Company’s outstanding capital stock, and Mr. Meuse was appointed as President, Secretary and director of the Company. The compensation shown for Mr. Ditanna reflects the Company’s obligation to pay him $5,000 per month through December 31, 2009.

Employment Agreements

Effective as of October 2, 2010, each of Mr. Shaoping Lu, our Chief Executive Officer, Ms. Zhumin Zhang, our Chief Financial Officer, and Mr. Xiaolei Xing, Chief Operating Officer, have executed our employment agreement, establishing their eligibility to receive a bonus. Neither of Mr. Xing’s or Mr. Lu’s employment agreement provides for an annual salary, but Ms. Zhang’s employment agreement provides for an annual salary of RMB 144,000 (approximately $21,951).

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2010 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Season International, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2011

FIFTH SEASON INTERNATIONAL, INC.

By: /s/ Shaoping Lu
Shaoping Lu
Chief Executive Officer